Exhibit 4.5
Employment Agreement
between
1. ASML Holding N.V.
and
2. Klaus Paul Fuchs

The undersigned:
1.	ASML Holding N.V., established and headquartered at Veldhoven, the Netherlands, represented by H. Bodt and J.W.B. Westerburgen, in their capacity of Chairman and member of the Supervisory Board respectively, and acting on behalf of the Supervisory Board, hereinafter referred to as: “ASML”;
and
2.	Klaus Paul Fuchs, residing in Brueckenstrasse 18, 54439 Helfant, Germany, hereinafter referred to as: “the Executive”;
Whereas:
The Supervisory Board and the Executive have agreed that the Executive shall enter into an employment agreement with ASML on December 1, 2005, at the latest, whereby the Executive shall be employed as Chief Operation Officer (“COO”). Furthermore, subject to the notification of the General Meeting of Shareholders to be convened for March 23, 2006, the Supervisory Board has expressed its intention to appoint the Executive as member of the Board of Management for a period of four years counting from the first date of appointment, without prejudice to the rights of the parties to terminate the appointment during the four years’ period;
The parties desire to set forth the terms and conditions applying to the Executive’s employment.
Declare to have agreed as follows:
1.	Date of Commencement of Employment and Position

1.1	The Executive shall enter into an employment agreement with ASML in the position of COO effective as of December 1, 2005, at the latest and shall be appointed member of the Board of Management for a period of four (4) years, upon notification to the General Meeting of Shareholders to be convened for March 23, 2006.

1.2	The Executive’s place of employment will be the office of ASML in Veldhoven. ASML will be entitled to change the place of employment in good consultation with the Executive.

1.3	The Executive shall fulfill all obligations vested in him by law, laid down in the articles of association of ASML and in instructions determined or to be determined in a Board of Management regulation.

1.4	The Executive is obliged to do or to refrain from doing all that directors in similar positions should do or should refrain from doing. The Executive shall fully devote himself, his time and his energy to promoting the interest of the ASML group of companies.

1.5	If the Executive is a member of the board of another company within the ASML group of companies on the basis of his position as COO of ASML (so-called “q.q. directorships”), or if the Executive is employed in any other position pursuant to his position as COO of ASML (so-called “q.q.-positions”), he will not be paid any income therefrom.

1.6	The Executive shall adhere to the ASML Code of Ethical Business Conduct, the ASML Insider Trading Rules as well as other generally applicable ASML guidelines (f.e. ASML’s security-/information-/travel- policies), as amended from time to time.

2.	Duration of the Agreement and Notice of Termination

2.1	This agreement is entered into for a definite period. No later than March 31, 2009, ASML and the Executive will discuss the possibilities and conditions of an extension of this employment relationship after March, 2010. If agreement on an extension is not reached before December 31, 2009 this agreement will terminate by operation of law, without notice being required, per the date of the Annual General Meeting of Shareholders to be held in March 2010.

2.2	Without prejudice to paragraph 1 of this article, this agreement may be terminated by either party during its term with due observance of a notice period of six (6) months for ASML and a notice period of three (3) months for the Executive.

2.3	If ASML gives notice of termination of the employment agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of the Executive, a severance amount equal to one year base salary, as referred to in article 3.1 of this agreement, will be made available to the Executive upon the effective date of termination. This severance payment will also be made available to the Executive in case the Executive gives notice of termination of the employment agreement in connection with a substantial difference of opinion between the Executive and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

2.4	The Executive shall also be entitled to the severance amount as referred to in article 2.3 in the event ASML or its legal successor gives notice of termination in connection with a Change of Control as referred to in article 16.1, or if the Executive gives notice of termination, which is directly related to such Change of Control and such notice is given within 12 months from the date on which the Change of Control occurs.

2.5	At the termination of this agreement the Executive shall resign from the q.q. directorship(s) and/or q.q. position(s) held by him as referred to in article 1.5 of this agreement.
3.	Salary and Bonus

3.1	The Executive’s base salary, including holiday allowance, shall amount to EUR 400,000.— (four hundred thousand Euro) gross per year based on full time employment, which base salary shall be paid in twelve equal installments at the end of each month assuming a full year of employment.

3.2	The Supervisory Board shall review annually whether, at its discretion, an increase in the gross base salary is justified.

3.3	The Executive is entitled to a yearly bonus up to a maximum of 50% of the gross base salary paid in the relevant bonus year. The bonus will be determined in accordance with the ASML Holding NV Board of Management Remuneration Policy (“the ASML Remuneration Policy”) as applicable from time to time. For 2005, the Executive shall be entitled to this bonus pro rata the number of months of his employment at ASML in 2005.

3.4	The bonus as referred to in article 3.3, if any, shall be paid by ASML to the Executive within two months from the date on which the annual accounts pertaining to the relevant bonus year have been approved.

3.5	The Executive is not entitled to a bonus as referred to in article 3.3:
a.	that relates to a year during which the Executive was not able to perform his duties due to illness for a consecutive period of four months or more, or

b.	that relates to a year in which he was suspended for any period of time, or

c.	that relates to a year in which the employment agreement terminated before the end of the relevant bonus year, provided that if this termination took place as a consequence of a non-extension as referred to in article 2.1, or on the initiative of ASML without an urgent cause for such termination, or on the initiative of the Executive, the Executive shall be entitled to a pro rata part of the bonus commensurate with the period of employment during the relevant bonus year.

4.	Tax

4.1	ASML and the Executive will jointly put forward a request to the Dutch tax authorities in order to apply for the so called 30% ruling as referred to in article 15a, sub k “Wet op de Loonbelasting”

5.	Performance Stock and Stock Options, Sign-on Incentive Stock and Stock Options

5.1	The Executive shall be eligible to participate in the Board of Management Performance Stock Options and Performance Stock programs as determined by the applicable ASML Remuneration Policy.

5.2	The Executive shall be entitled to a Sign-on grant of 22,000 Incentive Stock as well as 22,000 Incentive Stock Options at the first possible moment of grant and subject to statutory Dutch tax withholdings and under such further conditions as set forth in the applicable ASML regulations.

6.	Expenses, Company Car and Travel

6.1	Any reasonable expenses properly incurred by the Executive in the performance of his duties, shall be reimbursed by ASML, in accordance with the standard procedure within the organisation of ASML. An account of such expenses, accompanied by supporting receipts and other appropriate evidence shall be rendered by the Executive to ASML prior to any reimbursement. The Chairman of the Supervisory Board has the right to examine the relevant administration from time to time.

6.2	ASML shall pay the Executive a monthly allowance of EUR 353.— net in addition to his salary for out-of-pocket expenses.

6.3	ASML shall provide the Executive with a company car with a maximum integral lease price of EUR 2,100.— per month (CY 2005) exclusive of VAT, increased with 10% so in total EUR 2,310.—, for the performance of his duties and on such further conditions as shall be determined by ASML from time to time. In the event of sickness for a period exceeding four months, ASML will be entitled to reclaim the company car from the Executive, without the Executive being entitled to any compensation. The Executive shall comply with ASML’s request to return the car.

6.4	ASML shall pay those costs of a private telephone and fax machine for the Executive, which are in excess of the amount that must be paid by the Executive in order to avoid tax-liability for ASML, to the extent that those costs are reasonable.

6.5	During the first 12 months after commencement of employment, the Executive shall be entitled to a weekly return flight from Düsseldorf to Munich at the expense of ASML.

6.6	ASML shall pay for the reasonable costs of moving to the Netherlands at the beginning of the employment agreement, including costs of a real estate agent for assisting in finding accommodation in the Netherlands, and the reasonable costs of relocation to Germany or another European country at the end of the employment agreement in accordance with prevailing practices within ASML on relocation.

6.7	ASML shall reimburse the cost for the Executive’s initial tax advice and annual Dutch and /or German tax return preparation, provided that the Executive uses the services of a reputable tax firm.

7.	Holidays

7.1	The Executive shall be entitled to 30 working days vacation per year. In taking vacation, the Executive shall duly observe the interests of ASML.

8.	Insurances

8.1	ASML shall contribute 50% of the annual gross premium of the ASML medical insurance taken out for the Executive, his spouse and children (as defined in the relevant policy).

8.2	ASML shall pay the annual premium of the ASML travel and accident insurance. This insurance shall, if and when the Executive is accepted, provide coverage to the Executive as mentioned in the relevant policy.

8.3	ASML shall pay the annual premium of the ASML Director and Officers Liability Insurance policy. This insurance shall provide coverage to the Executive as mentioned in the relevant policy.

8.4	ASML shall pay the annual premium of the supplemental disability insurance. This insurance shall, if and when the Executive is accepted, provide coverage to the Executive as mentioned in the relevant policy.

9.	Sickness

9.1	In the event of sickness as defined in the Civil Code, the Executive shall notify ASML as soon as possible, but nevertheless before 10:00 hours at the latest on the first day of sickness. The Executive shall observe ASML’s policy pertaining to sickness, as determined by ASML from time to time.

9.2	In the event of sickness, ASML shall pay to the Executive from the first day of sickness 100% of his salary as defined in article 3.1 up to a maximum of 52 weeks as from the first day of sickness. If the sickness continues after the first 52 weeks, ASML shall for a subsequent period up to a maximum of again 52 weeks pay an amount of salary equaling the legally required minimum. The above applies, however, only if and to the extent that ASML is under the obligation to continue to pay the salary.

9.3	The Executive shall not be entitled to the salary payment referred to in paragraph 2 of this article, if and to the extent that in connection with his sickness, he can validly claim damages from a third party on account of loss of salary and if and to the extent that the payments by ASML set forth in paragraph 2 of this article exceed the minimum obligation under the Civil Code. In this event, ASML shall satisfy payment solely by means of an advanced payment on the compensation to be received from the third party and upon assignment by the Executive of his rights to damages vis-à-vis the third party concerned up to the total amount of advanced payments made. The advanced payments shall be set-off by ASML if the compensation is paid or, as the case may be, in proportion thereto.

10.	Pension

10.1	The Executive declares himself to be familiar with the prevailing defined contribution pension scheme of ASML. The parties agree to fulfil the obligations arising from such pension scheme.

11.	Confidentiality

11.1	The Executive shall throughout the duration of this agreement and after this agreement has been terminated for whatever reason, refrain from disclosing in any manner to any individual (including other personnel of ASML or of other companies affiliated with ASML unless such personnel must be informed in connection with their work activities for ASML) any information of a confidential nature concerning ASML or other companies affiliated with ASML, which has become known to the Executive as a result of his employment with ASML and of which the Executive knows or should have known to be of a confidential nature.

11.2	If the Executive breaches the obligations as expressed in paragraph 1 of this article, the Executive shall, without any notice of default being required, pay to ASML for each breach thereof, a penalty amounting to EUR 50,000. Alternatively, ASML will be entitled to claim full damages.

12.	Documents

12.1	The Executive shall not have nor keep in his possession any documents and/or correspondence and/or data carriers and/or copies thereof in any manner whatsoever, which belong to ASML or to other companies affiliated with ASML and which have been made available to the Executive as a result of his employment, except insofar as and for as long as necessary for the performance of his work for ASML. In any event the Executive will be obliged to return to ASML immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies thereof at termination of this agreement or on suspension of the Executive from active duty for whatever reason.

13.	No additional occupation

13.1	The Executive shall refrain from accepting remunerated or time consuming non-remunerated work activities with or for third parties or from doing business for his own account without the prior written consent of the Chairman of the ASML Supervisory Board. ASML shall be entitled to any remuneration resulting from such work activities.

14.	Non-Competition

14.1	The Executive shall throughout the duration of this agreement and for a period of one year after termination hereof, not be engaged or involved in any manner, directly or indirectly, whether for the account of the Executive or for the account of others, in any enterprise which conducts activities in a field similar to or otherwise competes with that of ASML or any of its subsidiaries or affiliated companies nor act as intermediary in whatever manner directly or indirectly. This obligation applies worldwide.

14.2	In the event the Executive breaches the obligations as expressed in paragraph 1 of this article, the Executive shall without notice of default being required, pay to ASML for each such breach a penalty equal to an amount of EUR 25,000, plus a penalty of EUR 2,500 for each day such breach occurs and continues. Alternatively, ASML will be entitled to claim full damages.

15.	Intellectual Property

15.1	The Executive shall be obliged to assign and transfer to ASML any right associated with patents, models, designs and/or any other intellectual property right related to and forthcoming from the Executive’s employment with ASML, during this employment or in the period of twelve months after termination of such employment. The Executive is obliged to inform ASML of the existence of aforementioned rights and assign and transfer these rights to ASML without undue delay. The Executive acknowledges that the salary received by him in relation to this agreement includes an allowance for the fact that intellectual property rights will not be assigned to the Executive and that, insofar as applicable, the Executive will assign and transfer these rights to ASML.

16.	Amendments to the terms and conditions of the applicable ASML stock option plans in case of a change of control

16.1	In this article the following definitions shall apply:
a.	“Change of Control” of ASML means (i) any merger or consolidation of ASML with or into any other individual, partnership, company or entity in the broadest sense (hereinafter referred to as “Third Party(ies)”) or any stock purchase or sale, reorganization, recapitalization or other transaction, in each case, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any Third Party(ies), not currently controlling ASML acquires Control of ASML or of its transferee(s) or surviving Third Party(ies) or (ii) any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of ASML, on a consolidated basis, in one transaction or a series of related transactions;

b.	“Control” means, with respect to any Person, the power to control, directly or indirectly, greater than 50% of the voting interest of such Person, or the ability to appoint or elect more than 50% of the Management Board or other equivalent governing board of such Person, whether such power is effected through ownership of shares or other securities, by contract, by proxy or otherwise;

c.	“Person” means any individual, partnership, limited liability company, firm, corporation, company, association, trust, unincorporated organization or other entity.
16.2	In the event notice of termination of this agreement is given by ASML or its legal successor in connection with a Change of Control, the rights of the Executive under any of the applicable ASML Performance Stock and Performance Stock Option plan(s) shall not be subject to the restrictions contained in the relevant articles related to termination of employment in the applicable ASML plans and the Executive shall remain entitled to exercise options during the full original Option Period as defined in the Performance Stock Option plans. In addition the Executive will not subject to any stock option Embargo Period or any embargo to sell stock as defined in the applicable ASML plan(s) and consequently the Executive can exercise any option(s) or sell stock held by him without being restricted as per the relevant articles in the applicable ASML plans. This provision 16.2 also applies if the Executive gives notice of termination, provided that this notice of termination is directly related to the Change of Control and such notice is given within 12 months from the date on which the Change of Control occurs.
16.3	The provisions of this article do not affect any other rights the parties have or may have under Dutch law in the event of a termination of this agreement.

17.	Gifts
17.1	The Executive shall not in connection with the performance of his duties, directly or indirectly, accept or demand commission, contributions or reimbursement in any form whatsoever from third parties. This does not apply to customary promotional gifts of little value, also taking into consideration provision 1.6 of this agreement.
18.	Amendments
18.1	Amendments to this agreement may only be agreed upon in writing and with regard to ASML, solely when a decision to that effect has been taken by the competent body of ASML.
19.	Applicable Law, No Collective Labor Agreement

19.1	This agreement is governed by the laws of the Netherlands.

19.2	No Collective Labor Agreement is applicable to this agreement.
In witness whereof, this agreement has been signed and executed in duplicate this 19th day of September 2005.

/s/ H. Bodt	/s/ K.P. Fuchs

H. Bodt	K.P. Fuchs
Chairman of the Supervisory Board of ASML Holding N.V.

/s/ J.W.B. Westerburgen

J.W.B. Westerburgen
Member of the Supervisory Board of ASML Holding N.V.